Exhibit 99.1

Sapiens Reinsurance Reaches the 100th Customer Mark

The combination of Sapiens’ innovative technology, strong relationships with customers and ability to forecast where the market is headed led to this milestone

Holon, Israel – February 20, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that following the signing of a tier 1, insurer, Sapiens has signed its 100th reinsurance solution customer.

Sapiens reinsurance solutions have reliably served customers across the globe, including many tier 1 providers, for over three decades. These systems enable insurers of all sizes to manage their entire lifecycle and all types of reinsurance contracts for property & casualty (P&C), including contract management, technical accounting, reinsurance claims management, financial & regulatory, and reporting.

Sapiens’ systems fully integrate with primary policy and claims systems to perform the automated allocation and calculation of cessions, and they support interfacing with general ledger, annual statement and other systems. These functions reduce manual work, which lessens potential lost or delayed claims recoveries, and eliminates duplicate entries.

“For more than 30 years, our reinsurance solutions have supported our globally diverse customer base, from local niche carriers to top tier multi-nationals, across a broad range of insurance lines and products,” said Matthew Simmers, head of Reinsurance for the Americas, Sapiens. “The combination of our innovative technology, strong relationships with our customers and ability to forecast where the market is headed led to this significant milestone.”

“These numbers demonstrate that Sapiens is one of the world’s leading reinsurance software providers,” said Roni Al-Dor, president and CEO. “Sapiens is uniquely servicing the global insurance market, including insurers of all sizes, with fully comprehensive, end-to-end systems that meet all their needs. We are proud to be the top choice of so many providers and Sapiens will continue to work diligently and innovate in this space.”

Our reinsurance solutions enable full and flexible control of reinsurance processes, with built-in automation of contracts, calculations and processes. By incorporating fully automated functions adapted conveniently for your business procedures, these solutions provide flexible and total financial control of reinsurance processes, including complete support for all auditing requirements and statutory compliance.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com